EXHIBIT 4.1

AMENDED AND RESTATED CHARTER
OF
ENERGY SEARCH, INCORPORATED

        This Amended and Restated Charter has been duly adopted by the shareholders of Energy Search, Incorporated, on June 17, 1998. The Amended and Restated Charter supersedes the original Charter as amended and shall be the Charter of the corporation. Pursuant to the provisions of Section 48-20-107 of the Tennessee Business Corporation Act, the undersigned Corporation hereby submits this Amended and Restated Charter and states as follows:

        1.        Name. The name of the Corporation is Energy Search, Incorporated.

        2.        Address. The complete address of the principal office of the Corporation is: 280 Fort Sanders West Boulevard, Suite 200, Knoxville, Knox County, Tennessee 37922.

        3.        Registered Agent. The complete name and address of the registered agent of the Corporation is: Robert L. Remine, 280 Fort Sanders West Boulevard, Suite 200, Knoxville, Knox County, Tennessee 37922.

        4.        Amendments. This Amended and Restated Charter contains the following amendments to the Original Charter, as amended: (1) paragraphs (a) and (b) of Article 5 have been amended in certain technical respects, (2) paragraph (c) of Article 5 has been added, (3) paragraph (a) of Article 8 has been added, (4) paragraph (b) of Article 8 has been added, (5) paragraph (c) of Article 8 has been added, (6) paragraph (d) of Article 8 has been added, (7) paragraph (e) of Article 8 has been added, (8) Article 9 has been amended, (9) Article 10 has been added and (10) Article 11 has been added. The foregoing amendments required shareholder approval and were duly adopted by the shareholders of the Corporation on June 17, 1998.

        5.        Capital Stock. Following is the description of the authorized capital stock of the Corporation:

(a) Common Stock

(i) General. The Corporation shall be authorized to issue 25,000,000 Common Shares. The Common Shares will have no par value. The Common Shares will be equal in all respects. There will be no preemptive rights, conversion rights, redemption privileges or sinking funds with respect to the Common Shares. Dividends on Common Shares may be paid if, as and when declared by the Board of Directors out of funds legally available for distributions and subject to the prior rights of holders of the Preferred Shares, if any.

(ii) Voting Rights. Holders of Common Shares will be entitled to one vote for each issued and outstanding share held of record at each meeting of Common Shareholders. There will be no cumulative voting for the election of Directors.

(iii) Liquidation. In any liquidation or distribution of assets of the Corporation, whether voluntary or involuntary, holders of the Common Shares will be entitled to receive pro rata the assets remaining after creditors have been paid in full and holders of the Corporation's Preferred Shares, if any, have received their full liquidation preferences.

(b) Preferred Stock. The Board of Directors is expressly authorized at any time, and from time to time, to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series, each with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, conversion, optional or other rights, and such qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, and as are not stated in these Articles, or any amendments thereto, including (but without limiting the generality of the foregoing) the following:

(i) The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the Board of Directors.

(ii) The dividend rate or rates on the shares of such series and the relation which such dividends shall bear to the dividends payable on any other class of capital stock or on any other series of preferred stock, the terms and conditions upon which and the periods in respect of which dividends shall be payable, whether and upon what conditions such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate.

(iii) Whether the shares of such series shall be redeemable, and, if redeemable, whether redeemable for cash, property or rights, including securities of any other corporation, and whether redeemable at the option of the holder or the Corporation or upon the happening of a specified event, the limitations and restrictions with respect to such redemption, the time or times when, the price or prices or rate or rates at which, the adjustments with which and the manner in which such shares shall be redeemable, including the manner of selecting shares of such series for redemption if less than all shares are to be redeemed.

(iv) The rights to which the holders of shares of such series shall be entitled, and the preferences, if any, over any other series (or of any other series over such series), upon the voluntary or involuntary liquidation, dissolution, which rights may vary depending on whether such liquidation, dissolution, distribution or winding up is voluntary or involuntary, and, if voluntary, may vary at different dates.

(v) Whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, whether and upon what conditions such fund shall be cumulative or noncumulative, the extent to which and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporation purposes and the terms and provisions relative to the operation thereof.

(vi) Whether the shares of such series shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock of the Corporation, and, if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of such conversion or exchange.

(vii) The voting powers, full and/or limited, if any, of the shares of such series, and whether and under what conditions the shares of such series (alone or together with the shares of one or more other series having similar provisions) shall be entitled to vote separately as a single class, for the election of one or more additional Directors of the Corporation in case of dividend arrearages or other specified events, or upon other matters.

(viii) Whether the issuance of any additional shares of such series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series.

(ix) Any other preferences, privileges and powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of these Articles.

        6.        For Profit Corporation. The Corporation is for profit.

        7.        Purposes. The purpose of the Corporation is to explore, prospect, drill for, produce, market, sell, and deal in and with petroleum, mineral animal, vegetable, and other oils, asphaltum, natural gas, gasoline, naphthalene, hydrocarbons, oil shales, sulfur, salt, clay, coal, minerals, mineral substances, metals, ores of every kind or other mineral or non-mineral, liquid, solid, or volatile substances and products, by-products, combinations and derivatives thereof, and to buy, lease, hire, contract for, invest in, and otherwise acquire, and to own, hold, maintain, equip, operate, manage, mortgage, create security interests in, deal in and with, and to sell, lease, exchange, and otherwise dispose of oil gas, mineral, and mining lands, wells, mines, quarries, rights, royalties, overriding royalties, oil payments, and other oil, gas, and mineral interests, claims, locations, patents, concessions, easements, rights-of-way, franchises, real and personal property, and all interests therein, tanks, reservoirs warehouses storage facilities, elevators, terminals, markets, docks, piers, wharves, dry-docks, bulkheads, pipelines pumping stations, tank cars, trains, automobiles, trucks, cars tankers, ships, tugs, barges, boats, vessels, aircraft, and other vehicles, crafts, or machinery for use on land, water, or air, for prospecting, exploring, and drilling for, producing, gathering, manufacturing, refining, purchasing, leasing, exchanging, or otherwise acquiring, selling, exchanging, trading for, or otherwise disposing of such mineral and non-mineral substances; and to do engineering and contracting and to design, construct, drill, bore, sink, develop, improve, extend, maintain, operate, and repair wells, mines, plants, works, machinery, appliances, rigging, casing, tools, storage, and transportation lines and systems for this Corporation and other persons, associations, or corporations. To establish and maintain a drilling business with authority to own and operate drilling rigs, machinery, tools, or apparatus necessary in the boring or otherwise sinking of wells for the production of oil, gas, or water; to construct or acquire by lease or otherwise and to maintain and operate pipelines for the conveyance of oil and natural gas, oil storage tanks and reservoirs, and tank cars of all kinds tank steamers, and other vessels, wharves, docks, warehouses, storage houses, loading racks, and all other convenient instrumentalities for the shipping and transportation of crude or refined petroleum or natural gas and all other volatile, solid, or liquid mineral substances in any and all forms; to manufacture, buy, sell, lease, let, and hire machines and machinery, equipment tools, implements, and appliances, and all other property, real and personal, useful or available in prospecting for an in producing, transporting, storing, refining, or preparing for market, petroleum and natural gas and all other volatile and mineral substances and their products and by-products and of all articles and materials in any way resulting from or connected therewith; to purchase, lease construct, or otherwise acquire, exchange, sell, let, or otherwise dispose of, own, maintain, develop, and improve any and property, real or personal, plants, refineries, factories, warehouses, stores, and buildings of all kinds useful in connection with the business of the Corporation including the drilling for oil and gas wells or mining in any manner or by any method permitted by law on such real property; and to conduct any other business enterprises not contrary to the laws of the state of Tennessee.

        8.        Directors. Members of the Board of Directors of the Corporation shall be selected, replaced, and removed as follows:

(a) Number of Directors. The number of the Directors of the Corporation shall be fixed from time to time by resolution adopted by the affirmative vote of at least two-thirds (2/3) of the entire Board of Directors but shall not be less than three.

(b) Classification. The Board of Directors shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. At each annual meeting of the shareholders, the successors of the class of Directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

(c) Nominations of Director Candidates.

(i) Nominations of candidates for election for Directors of the Corporation at any meeting of shareholders called for election of Directors (an "Election Meeting") may be made by the Board of Directors or by any shareholder entitled to vote at such Election Meeting.

(ii) Nominations made by the Board of Directors shall be made at a meeting of the Board of Directors, or by written consent of the Directors in lieu of a meeting, not less than 20 days prior to the date of the Election Meeting, and such nominations shall be reflected in the minute books of the Corporation as of the date made.

(iii) Any shareholder who intends to make a nomination at the Election Meeting shall deliver, not less than 120 days prior to the date of the Election Meeting in the case of an annual meeting, and not more than 7 days following the date of notice of the meeting in the case of a special meeting, a notice to the Secretary of the Corporation setting forth (A) the name, age, business address and residence address of each nominee proposed in such notice; (B) the principal occupation or employment of each such nominee; (C) the number of shares of capital stock of the Corporation which are beneficially owned by each such nominee; (D) a statement that each such nominee is willing to be nominated; and (E) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominees.

(iv) If the chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void and, upon the chairman's instruction, all votes cast in favor of a person so nominated shall be disregarded.

(d) Vacancies and Newly Created Directorships. Subject to the rights of the holders of any series of preferred stock then outstanding, any vacancy occurring in the Board of Directors caused by resignation, removal, death, disqualification, or other incapacity, and any newly created directorships resulting from an increase in the number of Directors, shall be filled by a majority vote of Directors then in office, whether or not a quorum. Each Director chosen to fill a vacancy or a newly created directorship shall hold office until the next election of Directors by the shareholders. When the number of Directors is changed, any newly created or eliminated directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as possible. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(e) Removal. Any Director may be removed from office at any time, but only for cause, and only if removal is approved as set forth below .

Except as may be provided otherwise by law, cause for removal shall be construed to exist only if: (i) the Director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such Director has been adjudicated by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duty to the Corporation in a matter of substantial importance to the Corporation and such adjudication is no longer subject to direct appeal; (iii) such Director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects his ability as a Director of the Corporation; or (iv) such Director's actions or failure to act are deemed by the Board of Directors to be in derogation of the Director's duties.

        9.        Indemnification. Directors of the Corporation shall be indemnified as of right to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the name of the Corporation, a subsidiary, or otherwise) arising out of their service as a Director or in any other capacity to the Corporation or a subsidiary, or to another organization at the request of the Corporation or a subsidiary. Persons who are not Directors of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of Directors of the Corporation. The Corporation may purchase and maintain insurance to protect itself and any such Director or other person against any liability asserted against him and incurred by him in respect of such service whether or not the Corporation would have the power to indemnify him against such liability by law or under the provisions of this paragraph. The provisions of this Article 9 shall be applicable to actions, suits or proceedings, whether arising from acts or omissions occurring before or after the adoption hereof, and to Directors and other persons who have ceased to render such service, and shall inure to the benefit of the heirs and personal representatives of the Directors, and other persons referred to in this paragraph.

        10.        Limitation of Director Liability. No Director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of the Director's fiduciary duty. However, this Article 10 shall not eliminate or limit the liability of a Director for any breach of duty, act or omission for which the elimination or limitation of liability is not permitted by the Tennessee Business Corporation Act, as amended from time to time. No amendment, alteration, modification or repeal of this Article 10 shall have any effect on the liability of any Director of the Corporation with respect to any act or omission of such Director occurring prior to such amendment, alteration, modification or repeal.

        11.        Business Combinations. The Board of Directors shall not initiate, approve, adopt, or recommend any offer of any party other than the Corporation to make a tender or exchange offer for any equity security of the Corporation, or to engage in any Business Combination, as defined in paragraph (b) below, unless and until it shall have first evaluated the proposed offer and determined in its judgment that the proposed offer would be in compliance with all applicable laws. In evaluating a proposed offer to determine whether it would be in compliance with law, the Board of Directors shall consider all aspects of the proposed offer, including the manner in which the offer is proposed to be made, the documents proposed for the communication of the offer, and the effects and consequences of the offer if consummated, in light of the laws of the United States of America and affected states and foreign countries. In connection with this evaluation, the Board may seek and rely upon the opinion of independent legal counsel, and may test the legality of the proposed offer in any state, federal or foreign court or before any state, federal or foreign administrative agency which may have jurisdiction. If the Board of Directors determines in its judgment that a proposed offer would be in compliance with all applicable laws, the Board of Directors shall then evaluate the proposed offer and determine whether the proposed offer is in the best interests of the Corporation and its shareholders, and the Board of Directors shall not initiate, approve, adopt or recommend any such offer which in its judgment would not be in the best interests of the Corporation and its shareholders.

(a) Factors. In evaluating a proposed offer to determine whether it would be in the best interests of the Corporation and its shareholders, the Board of Directors shall consider all factors which it deems relevant including:

(i) The adequacy and fairness of the consideration to be received by the Corporation and its shareholders under the proposed offer, taking into account the trading price of the Corporation's stock immediately prior to the announcement of the proposed offer, the historical trading prices of the Corporation's stock, the price that might be achieved in a negotiated sale of the Corporation as a whole, premiums over the trading price of their securities which have been proposed or offered to other companies in the past in connection with similar offers, and the future prospects of the Corporation;

(ii) The possible social and economic impact of the proposed offer and its consummation on the Corporation and its employees, customers and suppliers;

(iii) The possible social and economic impact of the proposed offer and its consummation on the communities in which the Corporation and its subsidiaries operate or are located;

(iv) The business and financial conditions and earning prospects of the offering party, including, but not limited to, debt service and other existing or likely financial obligations of the offering party;

(v) The competence, experience and integrity of the offering party and its management; and

(vi) The intentions of the offering party regarding the use of the assets of the Corporation to finance the transaction.

(b) Definition of Business Combination. For purposes of this Article, the term "Business Combination" shall mean:

(i) Any merger or consolidation of the Corporation with or into another person or entity;

(ii) The sale, exchange, lease, mortgage, pledge, transfer or other disposition (in a single transaction or a series of related transactions) of all or substantially all of the assets of the Corporation;

(iii) The adoption of any plan or proposal for the liquidation or dissolution of the Corporation;

(iv) Any transactions or series of related transactions having, directly or indirectly, the same effect as any of the foregoing;

(v) Any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Combination.

        12.        This Amended and Restated Charter supersedes the original Charter of the Corporation and all prior amendments and restatements thereto.

ENERGY SEARCH, INCORPORATED /s/ Richard S. Cooper Richard S. Cooper President

ARTICLES OF AMENDMENT TO THE CHARTER

CORPORATE CONTROL NUMBER (IF KNOWN)	0224764

PURSUANT TO THE PROVISIONS OF SECTION 48-20-106 OF THE TENNESSEE BUSINESS CORPORATION ACT, THE UNDERSIGNED CORPORATION ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS CHARTER:

PLEASE MARK THE BLOCK THAT APPLIES:

[X]	AMENDMENT IS TO BE EFFECTIVE WHEN FILED BY THE SECRETARY OF STATE.

[ ]	AMENDMENT IS TO BE EFFECTIVE,
MONTH	DAY	YEAR

(NOT TO BE LATER THAN THE 90TH DAY AFTER THE DATE THIS DOCUMENT IS FILED.) IF NEITHER BLOCK IS CHECKED, THE AMENDMENT WILL BE EFFECTIVE AT THE TIME OF FILING.

1.	PLEASE INSERT THE NAME OF THE CORPORATION AS IT APPEARS ON RECORD:
Energy Search, Incorporated
IF CHANGING THE NAME, INSERT THE NEW NAME ON THE LINE BELOW:
N/A

2.	PLEASE INSERT ANY CHANGES THAT APPLY:
A.	PRINCIPAL ADDRESS: (street)	N/A

(city)	(state)	(zip code)

B.	REGISTERED AGENT:	N/A

C.	REGISTERED ADDRESS: (street)	N/A
TN
(city)	(state)	(zip code)	(county)

        D.        OTHER CHANGES: Pursuant to Article 5(b) of the Amended and Restated Charter of Energy Search, Incorporated, the Board of Directors authorized the issuance of 9% Redeemable Convertible Preferred Stock with the following terms:

(i) General. The Company is authorized to issue up to 800,000 shares of preferred stock (the "9% Preferred Stock") at an issue price of $5.50 per share. The 9% Preferred Stock has a liquidation and dividend preference over the shares of Common Stock (the "Common Shares") and has a 9% cumulative dividend payable quarterly. At the Company's sole option, to the extent permitted under applicable federal, state and local law, and to the extent consistent with any stock exchange listing requirements applicable to the Company, dividends on the 9% Preferred Stock may be payable in registered Common Shares issuable to the holders of 9% Preferred Stock based on the closing trading price for the Common Shares as of the date the dividend becomes payable. The 9% Preferred Stock has no voting rights (except any which may be mandated under the Tennessee Business Corporation Act) until conversion to Common Shares.

(ii) Conversion to Common Shares at the Option of the Shareholder. The 9% Preferred Stock is convertible to Common Shares at the option of the holder at any time. The 9% Preferred Stock will convert into Common Shares at a rate of 1.0 Common Shares for each share of 9% Preferred Stock converted. To convert 9% Preferred Stock, a holder must notify the Company in writing of intent to convert and comply with any applicable administrative procedures required by the Company and its transfer agent in connection with the conversion.

(iii) Automatic Conversion to Common Shares. Conversion of the 9% Preferred Stock into Common Shares will automatically occur if the Company is acquired or the subject of a business combination (such as a merger or consolidation) in which substantially all assets of the Company are acquired by unaffiliated purchaser(s), or greater than 50% of the outstanding beneficial interest of the Company's Common Shares is acquired by unaffiliated purchaser(s) (an "Acquisition Event"). Upon an Acquisition Event, the Company shall give holders of 9% Preferred Stock written notice of the Acquisition Event and instructions relating to procedures applicable to the automatic conversion.

(iv) Redemption of 9% Preferred Stock at the Option of the Shareholder. The holders of 9% Preferred Stock may require the Company to redeem the 9% Preferred Stock held by such holder if, at any time before October 1, 1999, the Company publically announces that it will be the subject of an Acquisition Event. Such announcement shall be accompanied by notice to holders of 9% Preferred Stock that their 9% Preferred Stock may be redeemed, at the option of the holder. The notice shall prescribe procedures applicable to the redemption. The redemption price in such event will be 100% of the issue price of the 9% Preferred Stock plus accrued and unpaid dividends. This redemption feature will be effective only to the extent the Acquisition Event announced before October 1, 1999 results in a closed transaction.

(v) Redemption of the 9% Preferred Stock at the Option of the Company. The 9% Preferred Stock is redeemable at the sole option of the Company any time after September 30, 1999 provided the average trading closing price for the Common Shares exceeds 140% of the issue price of the 9% Preferred Stock over any five consecutive trading day period commencing after December 22, 1998. The redemption price for the 9% Preferred Stock shall be 100% of the issue price of the 9% Preferred Stock, plus accrued but unpaid dividends. The Company shall provide the holders of 9% Preferred Stock 30 days advance written notice of its intent to redeem the 9% Preferred Stock during which such time the holders may, at their option, convert their 9% Preferred Stock to Common Shares.

(vi) Dilution. The Common Shares into which the 9% Preferred Stock may be converted will be subject to dilution except in the event of a stock split, stock dividend, recapitalization or other similar transaction impacting the proportionate ownership of all holders of Common Shares proportionately.

3.	THE CORPORATION IS FOR PROFIT.

4.	THE MANNER (IF NOT SET FORTH IN THE AMENDMENT) FOR IMPLEMENTATION OF ANY EXCHANGE, RECLASSIFICATION, OR CANCELLATION OF ISSUED SHARES IS AS FOLLOWS: N/A

5.	THE AMENDMENT WAS DULY ADOPTED ON	September 29, 1998	BY:
MONTH	DAY	YEAR

(NOTE: PLEASE MARK THE BLOCK THAT APPLIES)

[ ]	THE INCORPORATORS.

[X]	THE BOARD OF DIRECTORS WITHOUT SHAREHOLDER APPROVAL, AS SUCH WAS NOT REQUIRED.

[ ]	THE SHAREHOLDERS.

President	/s/ Richard S. Cooper
SIGNER'S CAPACITY	SIGNATURE

Richard S. Cooper
NAME OF SIGNER (TYPED OR PRINTED)